

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 21, 2015

Tadas Dabasinskas
President
Apex Resources Inc
Alytaus g. 100
Varèna, Lithuania

    **Re: Apex Resources Inc
          Registration Statement on Form S-1
          Filed September 24, 2015
          File No. 333-207109**

Dear Mr. Dabasinskas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please disclose the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, 75%, and 100% of the shares being offered. Please also clearly state that there is no guarantee that you will receive any proceeds from this offering. Please refer to Item 501(b)(3) of Regulation S-K.

Risk Factors

Risks Relating to Our Company, page 8

3. Please clarify whether your officer presently owes fiduciary duties to any companies or entities other than Apex Resources and, if so, please disclose how such duties may affect your business and operations.

Because our auditors have issued a going concern opinion . . ., page 8

4. Please revise your disclosure to include the estimated amounts you will need over the next 12 months.

Since all of our shares of common stock . . ., page 10

5. Please revise your disclosure here also to inform investors that, even in the event where the maximum number of shares being registered is sold, your sole officer and director will continue to hold a controlling interest in Apex Resources.

Risks Relating to Our Common Stock, page 14

6. We note that the existing shareholders acquired their shares at a price substantially lower than the current offering price. Please add a risk factor discussing the dilutive effect that new investors will immediately experience upon purchasing the offered shares.

Use of Proceeds, page 17

7. Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all of the securities offered are sold. If priority reflects the order in which the uses have been listed in the table on page 18, please state as much. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Dilution, page 18

8. We note your stockholders' equity balance as of June 30, 2015 was $10,334. Please use this figure as your pre-offering net tangible book value and revise your dilution calculations and disclosures accordingly.

Plan of Distribution, page 21

9. Please state in the first paragraph of page 22 that a market may never develop for your common stock. Additionally, please include such statement in the fifth paragraph of page 28.

Description of Business

In General, page 23

10. Please describe the extent to which you expect to have operations outside the United States. In this respect, we note that you are targeting the U.S. market for spa services but have established your primary office in Lithuania.

11. Please revise to clarify your target market. In this regard, we note disclosure in this section that you plan to provide "steam room products for homes in the US," however your disclosure in the "Our Market" section suggests that your target market is the global commercial spa industry.

Our Products and Services, page 24

12. Please include disclosure about your intentions to manufacture your own line of steam room products. In this regard, we note your disclosure regarding making your "own line of steam room products" on page 9.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29

13. We note that your estimate of $3,500 to $5,000 for website development is not factored into your expected use of proceeds and, based on your disclosures, you consider this estimate to be a required expense regardless of this offering's success. Please revise here and throughout your prospectus to include this estimate in the minimum funding required over the next 12 months ($10,000). Alternatively, please revise your use of proceeds tables and descriptions to factor in all website development costs.

14. Please provide management's analysis about future operations, including the manufacture of your own line of steam room products.

15. Here or in another appropriate place, please disclose how you will obtain the products that you will resell to wholesalers. For example, please discuss the nature of any agreements you have with suppliers/manufacturers, the locations of such suppliers/manufacturers, and the availability of alternative suppliers/manufacturers. Please also clarify why you believe wholesalers will purchase steam room products from you and not directly from the suppliers/manufacturers of such products.

Liquidity and Capital Resources, page 32

16. We note that your auditors have issued a going concern opinion and it appears you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure

describing your rate of negative cash flow per month and the duration that available cash can sustain your current operations.

17. Please include disclosure of Mr. Dabasinskas' verbal, non-binding agreement to provide financing for future operations.

18. Please provide discussion and analysis for the cash flow provided or used by operating, financing, and investing activities.

Executive Compensation, page 37

19. We note from page 31 that you intend to hire and pay a salesperson if you sell at least 50% of this offering. Please describe the circumstances, if any, which may prompt you to compensate Mr. Dabasinskas and your assessment of the likelihood of such triggers.

Revenue Recognition, page F-8

20. Even though your disclosures on page 27 indicate that you "intend to generate revenues by charging a commission," it appears you present revenues on a gross basis, including those related to shipments made directly from a supplier to a customer. Please explain to us why you present revenues on a gross basis instead of reporting your net commission retained. In doing so, provide us with your analysis for concluding that you are the primary obligor in these arrangements. Please also indicate if you take general inventory risk, if you change the products in any way prior to resale, if you are involved in the determination of product specifications, if you have credit risk, and the degree to which you have discretion in supplier selection. We note that you do not report inventory on your balance sheet and your disclosure that customers return defective merchandise directly to suppliers for replacement or refund. Your response should address all the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3.

Signatures, page 46

21. Please revise the introductory language to the first signature block to conform to the requirements of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Adam S. Tracy